                       ARTHUR ANDERSEN LLP



            Report of Independent Public Accountants
            ----------------------------------------



To CMS Energy Corporation:

We have reviewed the accompanying balance sheets of CONSUMERS GAS GROUP (representing a business unit of Consumers Power Company ("Consumers") and its wholly-owned subsidiary, Michigan Gas Storage Company) as of September 30, 1995 and 1994, and the related statements of income, common stockholders' equity and cash flows for the three-month, nine-month and twelve-month periods then ended. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the balance sheet of Consumers Gas Group as of December 31, 1994, and the related statements of income, common stockholders' equity and cash flows for the year then ended (not presented herein), and, in our report dated January 31, 1995 (except with respect to certain matters discussed in Notes 2, 3 and 6 to the financial statements as to which the date is June 9, 1995), we expressed an unqualified opinion on those statements. In our opinion, the information set forth in the accompanying balance sheet as of December 31, 1994, is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.



                                             Arthur Andersen LLP


Detroit, Michigan,
    November 9, 1995


                                             Consumers Gas Group
                                            Statements of Income
                                                 (Unaudited)


                                                  Three Months Ended  Nine Months Ended  Twelve Months Ended
                                                     September 30        September 30        September 30
                                                    1995      1994      1995      1994      1995      1994
                                                                                                 In Millions

OPERATING REVENUE                                 $  122    $  126    $  801    $  837    $1,116    $1,188
                                                  ---------------------------------------------------------
OPERATING EXPENSES
  Operation
    Cost of gas sold                                  53        48       435       475       622       680
    Other                                             42        50       135       137       183       183
                                                  ---------------------------------------------------------
      Total operation                                 95        98       570       612       805       863
  Maintenance                                          9         9        27        30        37        42
  Depreciation, depletion and amortization            10         8        57        51        82        75
  General taxes                                        6         7        37        38        53        52
                                                  ---------------------------------------------------------
      Total operating expenses                       120       122       691       731       977     1,032
                                                  ---------------------------------------------------------
PRETAX OPERATING INCOME                                2         4       110       106       139       156

INCOME TAXES                                          (1)       (1)       35        32        44        44
                                                  ---------------------------------------------------------
NET OPERATING INCOME                                   3         5        75        74        95       112
                                                  ---------------------------------------------------------
OTHER INCOME (DEDUCTIONS)                              -         -         -        (1)       (1)       (1)
                                                  ---------------------------------------------------------
FIXED CHARGES
  Interest on long-term debt                           8         8        23        22        31        32
  Other interest                                       2         1         4         3         6         5
  Capitalized interest                                 -         -        (1)        -        (1)        -
  Preferred dividends                                  1         1         5         3         6         4
                                                  ---------------------------------------------------------
      Net fixed charges                               11        10        31        28        42        41
                                                  ---------------------------------------------------------
NET INCOME (LOSS)                                 $   (8)   $   (5)   $   44    $   45    $   52    $   70
                                                  =========================================================
NET INCOME (LOSS) ATTRIBUTABLE TO CMS ENERGY
  SHAREHOLDERS THROUGH RETAINED INTEREST          $   (7)   $   (5)   $   45    $   45    $   53    $   70
                                                  =========================================================
NET LOSS ATTRIBUTABLE TO CLASS G SHAREHOLDERS     $   (1)   $    -    $   (1)   $    -    $   (1)   $    -
                                                  =========================================================
AVERAGE CLASS G COMMON SHARES OUTSTANDING              7         -         7         -         7         -
                                                  =========================================================
LOSS PER AVERAGE CLASS G COMMON SHARE             $ (.17)   $    -    $ (.17)   $    -    $ (.17)   $    -
                                                  =========================================================
DIVIDENDS DECLARED PER CLASS G COMMON SHARE       $  .28    $    -    $  .28    $    -    $  .28    $    -
                                                  =========================================================


THE ACCOMPANYING CONDENSED NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.



                                             Consumers Gas Group
                                          Statements of Cash Flows
                                                 (Unaudited)



                                                                Nine Months Ended        Twelve Months Ended
                                                                   September 30            September 30
                                                                  1995       1994        1995        1994
                                                                                              In Millions
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                     $  44      $  45       $  52       $  70
    Adjustments to reconcile net income to net cash
      provided by operating activities
        Depreciation, depletion and amortization                    57         51          82          75
        Capital lease and other amortization                         3          3           4           6
        Deferred income taxes and investment tax credit             19          6          17          10
        Other                                                        1          1           1           3
        Changes in other assets and liabilities                    (59)        11         (53)         36
                                                                 ------     ------      ------      ------
          Net cash provided by operating activities                 65        117         103         200
                                                                 ------     ------      ------      ------
CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures (excludes assets placed under
    capital lease)                                                 (77)       (82)       (124)       (128)
  Other                                                             (5)        (5)         (7)         (6)
                                                                 ------     ------      ------      ------
          Net cash used in investing activities                    (82)       (87)       (131)       (134)
                                                                 ------     ------      ------      ------
CASH FLOWS FROM FINANCING ACTIVITIES
  Increase (decrease) in notes payable, net                         68         (2)         86         (37)
  Payment of common stock dividends                                (49)       (30)        (65)        (55)
  Payment of capital lease obligations                              (2)        (3)         (3)         (5)
  Retirement of bonds and other long-term debt                      (1)       (29)         (3)       (152)
  Repayment of bank loans                                           (1)       (31)        (76)        (31)
  Proceeds from bank loans                                           -          -          88           1
  Proceeds from preferred stock                                      -         42           -          42
  Contribution from stockholder                                      -         22           -          22
  Proceeds from bonds and other long-term debt                       -          -           -         149
                                                                 ------     ------      ------      ------
          Net cash provided by (used in) financing activities       15    (31)         27         (66)
                                                                 ------     ------      ------      ------
NET INCREASE (DECREASE) IN CASH AND TEMPORARY CASH INVESTMENTS      (2)    (1)         (1)          -

CASH AND TEMPORARY CASH INVESTMENTS, BEGINNING OF PERIOD             4          4           3           3
                                                                 ------     ------      ------      ------
CASH AND TEMPORARY CASH INVESTMENTS, END OF PERIOD               $   2      $   3       $   2       $   3
                                                                 ======     ======      ======      ======


THE ACCOMPANYING CONDENSED NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.



                                             Consumers Gas Group
                                               Balance Sheets


                                                                     September 30               September 30
                                                                         1995      December 31       1994
                                                                     (Unaudited)       1994      (Unaudited)
                                                                                                 In Millions
                                         ASSETS
PLANT (At original cost)
  Plant                                                                 $2,132        $2,064        $2,014
  Less accumulated depreciation, depletion and amortization              1,164         1,117         1,103
                                                                        ----------------------------------
                                                                           968           947           911
  Construction work-in-progress                                             48            47            57
                                                                        ----------------------------------
                                                                         1,016           994           968
                                                                        ----------------------------------
CURRENT ASSETS
  Cash and temporary cash investments at cost,
    which approximates market                                                2             4             3
  Accounts receivable and accrued revenue, less
    allowances of $2, $2 and $2, respectively (Note 6)                      49            51            23
  Inventories at average cost
    Gas in underground storage                                             263           235           271
    Materials and supplies                                                  10             9            10
  Trunkline settlement                                                      30            30            30
  Deferred income taxes                                                      1            16            11
  Prepayments and other                                                     22            48            23
                                                                        ----------------------------------
                                                                           377           393           371
                                                                        ----------------------------------

NON-CURRENT ASSETS
  Postretirement benefits                                                  160           158           158
  Trunkline settlement                                                      33            55            63
  Deferred income taxes                                                      7             3             -
  Other                                                                     65            70            65
                                                                        ----------------------------------
                                                                           265           286           286
                                                                        ----------------------------------
TOTAL ASSETS                                                            $1,658        $1,673        $1,625
                                                                        ==================================







                                                                     September 30               September 30
                                                                         1995      December 31       1994
                                                                     (Unaudited)       1994      (Unaudited)
                                                                                                 In Millions
                    STOCKHOLDERS' INVESTMENT AND LIABILITIES
CAPITALIZATION
  Common stockholders' equity                                           $  312        $  317        $  325
  Preferred stock                                                           78            78            78
  Long-term debt                                                           417           426           372
  Non-current portion of capital leases                                     16            18            18
                                                                        ----------------------------------
                                                                           823           839           793
                                                                        ----------------------------------
CURRENT LIABILITIES
  Current portion of long-term debt and capital leases                      21            13            53
  Notes payable                                                            167            99            81
  Accounts payable                                                          56            68            69
  Trunkline settlement                                                      30            30            30
  Accrued refunds                                                           30            20            31
  Accrued taxes                                                             22            55            25
  Accrued interest                                                           7             8             7
  Other                                                                     40            68            63
                                                                        ----------------------------------
                                                                           373           361           359
                                                                        ----------------------------------
NON-CURRENT LIABILITIES
  Postretirement benefits                                                  177           172           176
  Regulatory liabilities for income taxes, net                             153           144           137
  Trunkline settlement                                                      33            55            63
  Deferred investment tax credit                                            29            30            31
  Other                                                                     70            72            66
                                                                        ----------------------------------
                                                                           462           473           473
                                                                        ----------------------------------

COMMITMENTS AND CONTINGENCIES (Notes 3 and 4)

TOTAL STOCKHOLDERS' INVESTMENT AND LIABILITIES                          $1,658        $1,673        $1,625
                                                                        ==================================


THE ACCOMPANYING CONDENSED NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.



                                             Consumers Gas Group
                                  Statements of Common Stockholders' Equity
                                                 (Unaudited)


                                        Three Months Ended      Nine Months Ended      Twelve Months Ended
                                           September 30            September 30            September 30
                                         1995        1994        1995        1994        1995        1994
                                                                                               In Millions
COMMON STOCK
  At beginning and end of period       $  184      $  184      $  184      $  184      $  184      $  184
                                       -------     -------     -------     -------     -------     -------
OTHER PAID-IN CAPITAL
  At beginning of period                  107         107         107          85         107          85
  Stockholder's contribution                -           -           -          22           -          22
                                       -------     -------     -------     -------     -------     -------
    At end of period                      107         107         107         107         107         107
                                       -------     -------     -------     -------     -------     -------
RETAINED EARNINGS
  At beginning of period                   38          35          26          19          34          19
  Net income (loss)                        (8)         (5)         44          45          52          70
  Common stock dividends
    declared (Note 2)                      (9)          4         (49)        (30)        (65)        (55)
                                       -------     -------     -------     -------     -------     -------
    At end of period                       21          34          21          34          21          34
                                       -------     -------     -------     -------     -------     -------
TOTAL COMMON STOCKHOLDERS' EQUITY      $  312      $  325      $  312      $  325      $  312      $  325
                                       =======     =======     =======     =======     =======     =======


THE ACCOMPANYING CONDENSED NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.


                         Consumers Gas Group
               Condensed Notes to Financial Statements


In July and August 1995, CMS Energy issued a total of 7,520,000 shares of Class G Common Stock. This new class of Common Stock is intended to reflect the separate performance of the gas distribution, storage and transportation businesses conducted by Consumers and Michigan Gas Storage (collectively, Consumers Gas Group). Accordingly, these financial statements and their related condensed notes should be read along with the financial statements and notes contained in the 1994 Form 10-K of CMS Energy Corporation that includes the Report of Independent Public Accountants, and the financial statements and notes of CMS Energy and Consumers Gas Group in CMS Energy's Registration Statement on Form S-3 (Nos. 33-57719 and 33-57719-01) relating to the Class G Common Stock. In the opinion of management, the unaudited information herein reflects all adjustments necessary to assure the fair presentation of financial position, results of operations and cash flows for the periods presented.


1:   Corporate Structure

CMS Energy is the parent holding company of Consumers and Enterprises. Consumers, a combination electric and gas utility company serving the Lower Peninsula of Michigan, is the principal subsidiary of CMS Energy. For further information regarding the business of CMS Energy, see Note 1 to the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.

In March 1995, CMS Energy received shareholders' approval to amend its Articles of Incorporation and authorize a new class of Common Stock of CMS Energy, designated Class G Common Stock which reflects the separate performance of the Consumers Gas Group. For further information regarding the nature and issuance of the Class G Common Stock, see Note 7 to the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.


2:   Earnings (Loss) Per Share and Dividends

The loss per share, for the three, nine and twelve month periods ended September 30, 1995, reflects the performance of the Consumers Gas Group since the initial issuance of the Class G Common Stock during the third quarter of 1995. The Class G Common Stock participates in earnings and dividends from the issue date. The earnings (loss) attributable to such common stock and the related amounts per share is computed by considering the weighted average number of common shares outstanding.

The earnings (loss) attributable to outstanding Class G Common Stock is equal to Consumers Gas Group's net income (loss) multiplied by a fraction, the numerator of which is the weighted average number of shares of Class G Common Stock outstanding during the period and the denominator which represents the weighted average number of Outstanding Shares and Retained Interest Shares during the period. The loss attributable to Class G Common Stock on a per share basis, for the periods ended September 30, 1995, is based on 23.17 percent of the loss of the Consumers Gas Group since the initial issuance.

Earnings (loss) per share are omitted from the statements of income, for the periods ended September 30, 1994, since the Class G Common Stock was not part of the equity structure of CMS Energy. For purpose of analysis, the pro forma data provided below for the nine months ended September 30, 1995 and 1994 and the year ended December 31, 1994 gives effect to the original issuance and sale of 7.52 million shares of Class G Common Stock (representing 23.5 percent of the equity attributable to the Consumers Gas Group) as if the sale occurred on January 1, 1994.

                            In Millions, Except Per Share Amounts
                                            Pro Forma   Pro Forma
                                    Nine Months Ended     Year Ended
                                       September 30       December 31
                                             1995       1994        1994
                                            -----      -----       -----

Consumers Gas Group Net Income              $  44      $  45       $  53

Net Income attributable to CMS Energy
 Common Stock through Retained Interest     $  34      $  34       $  41

Net Income attributable to outstanding
 Class G Common Stock                       $  10      $  11       $  12

Average shares outstanding
 of Class G Common Stock                    7.521      7.520       7.520

Earnings per share attributable to
 outstanding Class G Common Stock           $1.38      $1.41       $1.66

Holders of Class G Common Stock have no direct rights in the equity or assets of the Consumers Gas Group, but rather have rights in the equity and assets of CMS Energy as a whole. In the sole discretion of its Board of Directors, dividends may be paid exclusively to the holders of Class G Common Stock, exclusively to the holders of CMS Energy Common Stock, or to the holders of both classes in equal or unequal amounts. Dividends on the Class G Common Stock are paid at the discretion of the Board of Directors based primarily upon the earnings and financial condition of the Consumers Gas Group, and to a lesser extent, CMS Energy as a whole. It is the Board of Directors' current intention that the declaration or payment of dividends with respect to the Class G Common Stock will not be reduced, suspended or eliminated as a result of factors arising out of or relating to the electric utility business or the non-utility businesses of CMS Energy unless such factors also require, in the Board of Directors' sole discretion, the omission of the declaration or reduction in payment of dividends on both the CMS Energy Common Stock and the Class G Common Stock.

The portion of Consumers' common dividends attributed to the Consumers Gas Group, for periods prior to the July 1995 issuance of the Class G Common Stock, have been reflected in the financial statements. These dividend amounts were allocated based on the ratio of the Consumers Gas Group's net income (loss) to Consumers' consolidated net income after dividends on preferred stock. This ratio was then applied to Consumers' total dividend payments for these periods. Dividends declared on the Class G Common Stock following the issuance are also reflected on the financial statements. In July and October 1995, the Board of Directors declared quarterly dividends of 28 cents per share ($1.12 per share on an annual basis) on Class G Common Stock.


3:   Rate Matters

For information regarding rate matters directly affecting the Consumers Gas Group, see the "Gas Rates" and "GCR Issues," discussions in Note 3 to the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.


4:   Commitments and Contingencies

Capital Expenditures: The Consumers Gas Group estimates capital expenditures, including new lease commitments, will be $128 million for 1995, $119 million for 1996 and $101 million for 1997. These estimates include an attributed portion of Consumers' anticipated capital expenditures for common plant and equipment of $23 million, $18 million and $15 million for 1995, 1996 and 1997, respectively.

For further information regarding commitments and contingencies directly affecting the Consumers Gas Group (including those involving former manufactured gas plant sites), see the "Environmental Matters," "Public Utility Holding Company Act Exemption" and "Other" discussions in Note 4 to the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.


5:   Supplemental Cash Flow Information

For purposes of the Statement of Cash Flows, all highly liquid investments with an original maturity of three months or less are considered cash equivalents. Other cash flow activities and non-cash investing and financing activities for the periods ended September 30 were:

                                                       In Millions
                             Nine Months Ended Twelve Months Ended
                                1995      1994     1995       1994
                                ----      ----     ----       ----

Cash transactions
  Interest paid (net of
   amounts capitalized)         $ 26      $ 26     $ 33       $ 35
  Income taxes paid (net of
   refunds)                       31        30       40         27

Non-cash transactions
  Assets placed under
   capital leases               $  1      $  3     $  3       $  4


6:   Short-term and Long-term Financings

Consumers has FERC authorization to issue or guarantee up to $900 million of short-term debt through December 31, 1996. At September 30, 1995, Consumers had an unsecured $425 million facility and unsecured, committed lines of credit aggregating $135 million that are used to finance seasonal working capital requirements. At September 30, 1995 and 1994, Consumers had a total of $474 million and $401 million outstanding under these facilities, respectively.

Consumers has an established $500-million trade receivables purchase and sale program. At September 30, 1995 and 1994, receivables sold under the agreement totaled $210 million. Consumers generally manages its short-term financings on a centralized consolidated basis. The portion of receivables sold attributable to the Consumers Gas Group at September 30, 1995 and 1994 is estimated by management to be $29 million and $32 million, respectively. Accounts receivable and accrued revenue in the balance sheets have been reduced to reflect receivables sold. The portions of short-term debt and receivables sold attributed to Consumers Gas Group reflect the high utilization of short-term borrowings to finance the purchase of gas for storage in the summer and fall periods.

In April 1995, the MPSC issued an order authorizing Consumers to issue and sell up to $300 million of intermediate and/or long-term debt and $100 million of preferred stock or subordinate debentures. In November 1995, Consumers filed a registration statement with the SEC for the possible future sale of $100 million of Trust Originated Preferred Securities through a business trust affiliated with Consumers. The trust was formed for the sole purpose of issuing certain securities and investing the proceeds in an equivalent principal amount of subordinated notes. The subordinated notes will be unsecured obligations of Consumers. A portion of any future issuance of debt or securities may be attributed to the Consumers Gas Group.

                         Consumers Gas Group
                Management's Discussion and Analysis


In July and August 1995, CMS Energy issued a total of 7,520,000 shares of Class G Common Stock. This new class of Common Stock is intended to reflect the separate performance of the gas distribution, storage and transportation businesses conducted by Consumers and Michigan Gas Storage (collectively, Consumers Gas Group). Accordingly, this MD&A should be read along with the MD&A in the 1994 Form 10-K of CMS Energy and the MD&As of CMS Energy and Consumers Gas Group in CMS Energy's Registration Statement on Form S-3 (Nos. 33-57719 and 33-57719-01) relating to the Class G Common Stock.

CMS Energy is the parent holding company of Consumers and Enterprises. Consumers, a combination electric and gas utility company serving the Lower Peninsula of Michigan, is the principal subsidiary of CMS Energy. For further information regarding the businesses of CMS Energy, including the nature and issuance of the Class G Common Stock, see the MD&A of CMS Energy included and incorporated by reference herein.


Earnings for the quarters ended September 30, 1995 and 1994

For the third quarter of 1995 the Consumers Gas Group experienced a net loss of $8 million compared to a $5 million net loss for the third quarter of 1994. Losses during the third quarter are not unexpected given the seasonality (approximately 75 percent of gas revenues are generated in the first and fourth quarters) of Consumers Gas Group's business. The additional $3 million loss for the current period reflects a cumulative revenue adjustment recorded in 1994 which increased revenue for that year. Partially offsetting this loss was an 11.4 percent increase in gas deliveries, and lower operation and general tax expenses during 1995.

Earnings for the nine months ended September 30, 1995 and 1994

Net income for the Consumers Gas Group for the nine months ended September 30, 1995 totaled $44 million, compared with $45 million for the nine months ended September 30, 1994. Earnings in 1995 recognize the benefit of reversing losses previously recorded for gas contingencies and lower general tax and gas operation expenses, offset by lower gas deliveries, higher depreciation expense, and increased preferred dividend cost.

Earnings for the 12 months ended September 30, 1995 and 1994

Net income for the Consumers Gas Group for the 12 months ended September 30, 1995 totaled $52 million, compared with $70 million for the 12 months ended September 30, 1994. The decrease in 1995 net income reflects lower gas deliveries and higher depreciation and general tax expenses, somewhat offset by the reversal of losses previously recorded for gas contingencies and lower operation and maintenance expenses during the 1995 period.


Cash Position, Financing and Investing

Consumers Gas Group's cash requirements are met by cash from operations and financing activities. In the first nine months of 1995 and 1994, Consumers Gas Group's cash inflow from operations was derived mainly from Consumers' sale and transportation of natural gas. Consumers Gas Group's primary use of cash continues to reflect its gas utility construction expenditures and improvements in the reliability of its gas utility transmission and distribution systems. It also has used its cash to retire portions of long-term securities and to pay common and preferred dividends.

Financing and Investing Activities: Capital expenditures for the Consumers Gas Group (including assets placed under capital lease) totaled $78 million for the first nine months of 1995 compared with $85 million for the first nine months of 1994.

Financing and Investing Outlook: CMS Energy estimates that capital expenditures for the Consumers Gas Group, including new lease commitments, will total approximately $348 million over the next three years.

                                                    In Millions
Years Ended December 31                  1995     1996     1997

  Gas Utility (a)                        $125     $117     $ 99
  Michigan Gas Storage                      3        2        2
                                         ----     ----     ----
                                         $128     $119     $101
                                         ====     ====     ====

(a) Includes a portion of anticipated capital expenditures common to both utility businesses.

The Consumers Gas Group expects that cash from operations and the ability to access debt markets will provide necessary working capital and liquidity to fund future capital expenditures, required debt payments and other cash needs in the foreseeable future. In November 1995, Consumers filed a registration statement with the SEC for the possible future sale of $100 million of Trust Originated Preferred Securities. For further information, see Note 6 to the Financial Statements of Consumers Gas Group.

Consumers generally manages its short-term financings on a centralized, consolidated basis. At September 30, 1995, Consumers' available sources of credit included unsecured, committed lines of credit totaling $135 million and a $425 million working capital facility. Consumers also has FERC authorization to issue or guarantee up to $900 million in short-term debt through December 31, 1996. Consumers uses short-term borrowings to finance working capital, seasonal fuel inventory and to pay for capital expenditures between long-term financings.

Consumers has an agreement permitting the sales of certain accounts receivable for up to $500 million. At September 30, 1995, receivables sold totaled $210 million. Consumers Gas Group's attributed portion of such receivables sold totaled $29 million.


Results of Operations

For Consumers Gas Group's results of operations, see "Consumers Gas Group Results of Operations" in CMS Energy's MD&A included and incorporated by reference herein.


Gas Issues

For Consumers Gas Group's discussion of Gas Rates, GCR Issues and
Environmental Matters, see "Consumers Gas Group Issues" in CMS Energy's MD&A included and incorporated by reference herein.


Outlook

For Consumers Gas Group's outlook discussion, see "Consumers Gas Group Outlook" in CMS Energy's MD&A included and incorporated by reference herein.


Other

For information regarding CMS Energy's exemption from registration under PUHCA and the effect of new accounting standards, see "Other" in CMS Energy's MD&A included and incorporated by reference herein.